Exhibit 99.3

Central GoldTrust

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.

To hold gold bullion on a secure basis for the convenience of investors.

Purpose of the Trust

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of the total net assets of Central GoldTrust (“GoldTrust”) be held in physical gold bullion at all times. This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust. On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Amex, the Toronto Stock Exchange, and various Canadian provincial and United States securities regulatory authorities.

Conveniences

GoldTrust’s Units are listed on the NYSE Amex (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

Central GoldTrust

Trustees’ Report to Unitholders

Central GoldTrust (“GoldTrust” or “the Trust”) is a passive, self-governing, single purpose, closed-end trust, with voting Units, that provides the secure holding of gold bullion on behalf of its Unitholders. Net assets at December 31, 2011 were 98.1% invested in gold. These gold holdings consisted of 698,496 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 704,652 fine ounces at year end.

The reporting currency of GoldTrust is the U.S. dollar and, unless otherwise noted, discussion in this Report refers to U.S. dollars.

GoldTrust’s Units serve as a stock exchange tradeable bullion proxy and, according to legal and tax counsel, qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions. Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in GoldTrust Units.

Securities regulatory authorities require that a detailed analysis of GoldTrust’s results be provided in a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Since GoldTrust has an Administrator and is a passive holding trust with no operations or employees, a document entitled “Management’s Discussion and Analysis” (“MD&A”) included herein on pages 16 to 25 inclusive, is provided by GoldTrust’s officers to meet regulatory requirements.

Net assets increased by $253.4 million, or 28.9%, during the year to a total of $1,130.5 million. The Trust completed a public offering of Units on November 4, 2011. The net proceeds from this offering totalled approximately $172.2 million and 2,651,000 Units were issued, bringing the total number of Units issued to 19,299,000 at year end. The Unit offering was priced at a premium to the net asset value per Unit at the time of pricing, assuring no dilution of the equity interests of existing Unitholders. Details of this offering are provided in Note 5 to the accompanying financial statements. The balance of the increase in net assets was primarily attributable to an 11.6% increase in the price of gold during the year which increased the unrealized appreciation of holdings by $84.6 million.

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, increased by 11.2% from $52.68 to $58.58. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by 13.7%, from $52.40 to $59.57, primarily due to a 2.3% increase in the value of the U.S. dollar relative to the Canadian dollar.

Total expenses as a percentage of the average month-end net assets during the 2011 fiscal year were 0.35% compared to 0.36% in 2010.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Respectfully submitted,
On behalf of the Board of Trustees,

February 13, 2012	J.C. Stefan Spicer, President & CEO

Central GoldTrust

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars)

	As at December 31,
	2011	2010
Net assets:
Gold at market (Note 3)	$1,109,474,574	861,425,828
Cash and short-term deposits (Note 4)	21,825,558	16,388,542
Prepaid expenses and other	206,977	91,399
	1,131,507,109	877,905,769
Accrued liabilities (Note 6)	(1,021,977)	(819,113)
Net assets representing Unitholders’ equity	$1,130,485,132	877,086,656
Represented by: Capital (Note 5)
Units issued 19,299,000 (2010: 16,648,000)	$744,870,733	572,667,949
Retained earnings
inclusive of unrealized appreciation of holdings	385,614,399	304,418,707
	$1,130,485,132	877,086,656

Net asset value per Unit (Notes 2 (c) and 7)	$58.58	52.68
Exchange rate: U.S. $1.00 = Cdn	$1.0170	0.9946
Net asset value per Unit
expressed in Canadian dollars	$59.57	52.40

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle” “Ian M.T. McAvity”

STATEMENTS OF CHANGES IN NET ASSETS

(expressed in U.S. dollars)

	Years ended December 31,
	2011	2010	2009
Net assets at beginning of year	$877,086,656	451,918,006	138,597,513
Increase in Unit capital (Note 5)	172,202,784	268,523,556	227,864,793
Net income inclusive of the change in unrealized appreciation of holdings	81,195,692	156,645,094	85,455,700
Increase in net assets during the year	253,398,476	425,168,650	313,320,493
Net assets at end of year	$1,130,485,132	877,086,656	451,918,006

See accompanying notes to financial statements.

Central GoldTrust

STATEMENTS OF INCOME

(expressed in U.S. dollars)

	Years ended December 31,
	2011	2010	2009
Income:
Interest	$43,223	26,952	27,186
Change in unrealized appreciation of holdings	84,634,464	159,005,688	86,728,622
Total income	84,677,687	159,032,640	86,755,808
Expenses:
Administration fees (Note 6)	1,953,797	1,344,572	766,598
Safekeeping fees and bank charges	1,053,294	634,960	267,845
Auditors’ fees	115,375	87,331	74,271
Trustees’ fees and expenses (Note 6)	108,178	66,268	48,166
Legal fees (Note 6)	68,340	98,258	54,370
Stock exchange fees	59,324	49,226	23,829
Regulatory filing fees	48,417	39,488	24,270
Unitholder information	45,599	48,865	23,105
Registrar and transfer agent fees	28,734	15,836	13,655
Miscellaneous	278	773	604
Foreign currency exchange loss	659	1,969	3,395
Total expenses	3,481,995	2,387,546	1,300,108
Net income inclusive of the change in
unrealized appreciation of holdings	$81,195,692	156,645,094	85,455,700
Net income per Unit (Note 2 (c))	$4.76	11.24	9.60

See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Years ended December 31,
	2011	2010	2009
Capital (Note 5):
Units: 19,299,000 (2010: 16,648,000; 2009: 10,918,000)	$744,870,733	572,667,949	304,144,393
Retained earnings: Balance at beginning of year Net income inclusive of the change in unrealized appreciation of holdings	304,418,707 81,195,692	147,773,613 156,645,094	62,317,913 85,455,700
Balance at end of year	385,614,399	304,418,707	147,773,613
Unitholders’ equity	$1,130,485,132	877,086,656	451,918,006

See accompanying notes to financial statements.

Central GoldTrust

Notes to Financial Statements

For the years ended December 31, 2011, 2010 and 2009.

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose, closed-end trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.

2. Summary of significant accounting policies:

GoldTrust’s accounting policies conform with Canadian generally accepted accounting principles (“GAAP”) and are summarized below:

(a) Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the Statements of Income as a foreign currency exchange gain or loss. Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b) Gold holdings:

Gold bullion and gold certificates are valued at market value at the final daily London Bullion Market Association fixing rate. The change in unrealized appreciation of holdings represents the change in the difference between the market value and the average cost of holdings in the period and is recorded in the Statements of Income in accordance with Canadian Institute of Chartered Accountants Accounting Guideline 18 – Investment Companies (“AcG-18”). Transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation are calculated on the average cost basis.

(c)	Per Unit amounts:

The calculation of net income per Unit is based on the weighted average number of Units outstanding during the year. The calculation of the net asset value per Unit is based on the number of Units outstanding at year end. GoldTrust has no dilutive instruments.

(d)	Income taxes:

GoldTrust is taxed as a "Mutual Fund Trust" for income tax purposes. The Trustees may distribute all net realized capital gains and all taxable income directly earned by GoldTrust to its Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

Central GoldTrust

(e) Future accounting policy:

On December 12, 2011, the Accounting Standards Board of Canada decided to further extend the deferral of International Financial Reporting Standards (IFRS) adoption for investment companies for an additional year. Investment companies will now be required to mandatorily adopt IFRS for interim and annual financial statements for fiscal periods beginning on or after January 1, 2014.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures. The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening statement of net assets and financial statements that incorporate IFRS accounting standards and policies. The major areas of focus identified by the current assessment include: first year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation or depreciation of holdings. The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date. The Trust will continue with the assessment and implementation in preparation for its first quarterly filing under IFRS expected for the year beginning January 1, 2014.

3. Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2011	2010
Gold bars in fine ounces	698,496	604,676
Gold certificates in fine ounces	6,156	6,156
Total fine ounces	704,652	610,832
Average cost – per fine ounce	$1,013.85	902.07
Cost	$714,411,041	551,015,651
Market – per fine ounce	$1,574.50	1,410.25
Market value	$1,109,474,574	861,425,828

4.	Cash and short-term deposits:

As at December 31, 2011, GoldTrust held one Canadian dollar Guaranteed Investment Certificate with a Cdn. bank in the amount of $688,310 (Cdn. $700,000) bearing interest at a rate of 0.85% per annum and with a maturity date of November 19, 2012. As at December 31, 2011, cash deposits of $21,137,248 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

Central GoldTrust

As at December 31, 2010, GoldTrust held two Canadian dollar Guaranteed Investment Certificates with a Cdn. bank: $201,536 (Cdn. $200,454) and $604,698 (Cdn. $601,450), each bearing interest at a rate of 0.85% per annum with a maturity date of November 17, 2011. As at December 31, 2011, cash deposits of $15,582,308 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. There were 19,299,000 Units issued and outstanding at December 31, 2011 (2010: 16,648,000). Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

On November 4, 2011, the Trust, through a public offering, issued 2,651,000 Units for proceeds of $172,802,784, net of underwriting fees of $7,200,116. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $172,202,784. This issue increased the number of outstanding Units by 15.9%, from 16,648,000 to 19,299,000. The net proceeds from this public offering were used to purchase 93,820 fine ounces of gold in physical bar form at a cost of $163,395,390. The balance of $8,807,394 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On June 23, 2010, the Trust, through a public offering, issued 5,730,000 Units for proceeds of $268,989,120, net of underwriting fees of $11,207,880. Costs relating to this public offering were $600,000 and net proceeds were $268,389,120. This issue increased the number of outstanding Units by 52%, from 10,918,000 to 16,648,000. The net proceeds from this public offering were used to purchase 207,842 fine ounces of gold in physical bar form at a cost of $257,551,571. The balance of $10,837,549 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On May 12, 2009, the Trust, through a public offering, issued 5,515,000 Units for proceeds of $192,186,720, net of underwriting fees of $8,007,780. Costs relating to this public offering were $465,565 (estimated at $600,000 at December 31, 2009 and adjusted to actual during fiscal 2010) and net proceeds were $191,721,155. This issue increased the number of outstanding Units by 102%, from 5,403,000 to 10,918,000. The net proceeds from this public offering were used to purchase 205,336 fine ounces of gold in physical bar form at a cost of $187,485,355. The balance of $4,235,800 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

Central GoldTrust

On January 14, 2009, the Trust, through a public offering, issued 1,123,500 Units for proceeds of $36,487,684, net of underwriting fees of $1,520,320. Costs relating to this public offering were $209,611 and net proceeds were $36,278,073. This issue increased the number of outstanding Units by 26%, from 4,279,500 to 5,403,000. The net proceeds from this public offering were used to purchase 40,900 fine ounces of gold in physical bar form at a cost of $35,154,290. The balance of $1,123,783 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

It is the policy of the Trust not to issue additional Units to new investors if the result of such issue would be dilutive to existing Unitholders. All of the public offerings identified above were accretive to existing Unitholders at the time of pricing such offerings.

The stated and recorded capital of GoldTrust as at December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Stated capital – 19,299,000 Units (2010: 16,648,000; 2009: 10,918,000)	$747,457,803	574,655,019	305,665,899
Less: Unit issue costs	2,587,070	1,987,070	1,521,506
Recorded capital	$744,870,733	572,667,949	304,144,393
Weighted average Units outstanding	17,069,255	13,932,137	8,898,790

6. Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees. The Administrator furnishes administrative, compliance and other services to GoldTrust. For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. Administration fees remitted to Central Gold Managers for the year ended December 31, 2011 increased to $1,953,797 from $1,344,572 for the year ended December 31, 2010 due to the increase in the value of net assets under administration. Included in accrued liabilities at December 31, 2011 is $180,869 (2010: $145,076) due to the Administrator. No Trustees fees are paid by GoldTrust to the two Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $68,340 for the year ended December 31, 2011 (2010: $98,258; 2009: $54,370), of which $55,917 (2010: $81,423; 2009: $46,592) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel. A balance of $2,000 relating to these services was included in accrued liabilities at December 31, 2011 (2010: $9,158).

Central GoldTrust

7. Financial highlights

	Years ended December 31,
	2011	2010	2009	2008	2007
Per Unit performance:
Net asset value per Unit at beginning of year	$52.68	$41.39	$32.39	$31.52	$24.19
Net loss before the change in unrealized appreciation of holdings	(0.20)	(0.17)	(0.14)	(0.19)	(0.14)
Change in unrealized appreciation of holdings	4.96	11.41	9.74	0.83	7.47
Total increase (1)	4.76	11.24	9.60	0.64	7.33
Net asset value per Unit at end of year	$58.58	$52.68	$41.39	$32.39	$31.52
Total return for year	11.2%	27.3%	27.8%	2.8%	30.3%
Percentages and supplemental data:
Ratios as a percentage of average net assets: Expenses	0.35%	0.36%	0.38%	0.63%	0.61%
Net loss before the change in unrealized appreciation of holdings	0.34%	0.35%	0.38%	0.56%	0.51%

All figures are based on the weighted average number of Units outstanding during the year with the exception of the net asset values which are based on actual number of Units outstanding at the relevant times.

(1) This table is not meant to be a reconciliation of beginning to end of year net asset value per Unit.

8.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust. Market fluctuations are unpredictable and outside the control of the Trust. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on December 31, 2011 of $1.017 Cdn. for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $5.75 per Unit or Cdn. $5.85 per Unit.

Central GoldTrust

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at December 31, 2011 would not have had any material impact on the net income for the year ended December 31, 2011, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

9.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders. The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

10.	Canadian and United States generally accepted accounting principles:

Central GoldTrust

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the

Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 5 to these financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference. The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust. Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP the Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statements of Net Assets. Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

Central GoldTrust

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders of Central GoldTrust

We have audited the accompanying financial statements of Central GoldTrust (“GoldTrust”), which comprise the Statement of Net Assets as at December 31, 2011 and 2010, and the Statements of Changes in Net Assets, Income and Changes in Unitholders' Equity for each of the years in the three-year period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of GoldTrust as at December 31, 2011 and 2010, and the results of its operations and the changes in its net assets for each of the years in the three-year period ended December 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GoldTrust’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2012 expressed an unqualified opinion on GoldTrust’s internal control over financial reporting.

“Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 13, 2012

Central GoldTrust

Report of Independent Registered Public Accounting Firm

To the Unitholders of Central GoldTrust

We have audited Central GoldTrust’s (“GoldTrust”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). GoldTrust’s Senior Executive Officers are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on GoldTrust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A trust’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the trust are being made only in accordance with authorizations of senior officers and trustees of the trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trust’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, GoldTrust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of net assets of GoldTrust as of December 31, 2011 and 2010, and the related Statements of Income, Changes in Net Assets and Unitholders’ Equity for each of the years in the three-year period ended December 31, 2011 and our report dated February 13, 2012 expressed an unqualified opinion thereon.

“Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 13, 2012

Central GoldTrust

Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Central GoldTrust (“GoldTrust”) and all of the information in this Annual Report are the responsibility of the Senior Executive Officers (the “Senior Officers”) of GoldTrust and have been approved by the Board of Trustees (the “Board”) and its Audit Committee.

The financial statements have been prepared by the Senior Executive Officers in accordance with Canadian generally accepted accounting principles. Financial statements include certain amounts based on estimates and judgments. The Senior Officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. They have prepared financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

GoldTrust maintains systems of internal accounting and backup of records, as well as high quality administrative and regulatory compliance controls for a reasonable cost. Hard and soft copies of transactions and monthly statements are retained in GoldTrust's files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that GoldTrust's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that the Senior Officers fulfil their responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Committee.

The Audit Committee appointed by the Board consists solely of non-related and independent Trustees. In accordance with its charter, the Committee meets at least annually with the Senior Officers and the external auditors to discuss: the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Trust’s records; co-operation of the Senior Officers in the audit and review function; the need for an internal audit function; the financial reporting process; related internal controls; the quality and adequacy of the Trust’s or Administrator’s accounting and financial personnel; and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management’s Discussion and Analysis and the external auditors' reports. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the Unitholders. The Committee also reviews the external auditors’ remuneration and considers, for review by the Board and approval by the Unitholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors. It also pre-approves all audit and non-audit services proposed to be provided by the external auditors. The charter of the Committee is set out on GoldTrust’s website.

Central GoldTrust

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Unitholders. Ernst & Young LLP has full and free access to the Audit Committee. Ernst & Young LLP has audited GoldTrust’s internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Senior Officers concluded that the Trust’s system of internal control over financial reporting was effective as at December 31, 2011.

Ancaster, Canada, February 13, 2012

J.C. Stefan Spicer	William L. Trench
President & CEO	Chief Financial Officer

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